

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 25, 2014

Via E-mail
Mr. Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 North 3rd Street
Bismarck, ND 58501

>   **Re: ADM Endeavors, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 19, 2014**
>   **File No. 333-191618**

Dear Mr. Mees:

We have reviewed the amended filing and have the comments below.

Dealer Prospectus Delivery Obligation, page 2

1. Refer to comment 13 in our February 6, 2014 letter. We note that the revised date of March 19, 2014 continues to be inaccurate. Please correct the date in accordance with Item 502(b) of Regulation S-K.

Prospectus' Outside Front Cover Page

2. Refer to comment one in our February 6, 2014 letter. As requested previously, delete the phrase "until the common stock becomes quoted by a market maker on the Over-the-Counter Bulletin Board" in the first paragraph.

Plan of Distribution, page 17

3. Refer to comment six in our February 6, 2014 letter. We note the revised disclosure that the selling stockholder "is deemed to be" an underwriter. Please revise to state that the selling stockholder "is" an underwriter as you disclosed on the prospectus' outside front cover page.

Experts, page 24

4. Please revise to disclose, if true, that you are unable to obtain an Exhibit 16 letter from Patrick Rodgers, CPA, P.A. regarding your disclosure concerning him, as indicated in our letter to you dated March 14, 2014. If you are able to obtain the letter, please file the letter as an exhibit in your next amendment.

Employment Agreements, page 35

5. In the summary compensation table you disclose that Mr. Mees' salary for fiscal year 2013 was $54,000. You also disclose that pursuant to the January 3, 2013 employment agreement, Mr. Mees would receive an annual salary of $72,000. Furthermore, you disclose that in fiscal year 2013 you paid Mr. Mees $67,524 in officer compensation. With a view towards disclosure, please explain to us why there is a discrepancy among these three different compensation amounts, and, to the extent necessary, please revise your disclosures accordingly. We note a similar discrepancy with respect to the 2012 compensation.

6. Refer to comment 12 in our letter dated February 6, 2014. Please revise your disclosure to indicate that Mr. Mees' employment agreement was amended on February 6, 2014 (see Exhibit 10.7 to the registration statement) to remove Sections 3(d), (e), and (f) of the agreement. Please confirm that prior to the amendment of the employment agreement, Mr. Mees was not paid any bonuses or commissions pursuant to the application of Sections 3(d) through (f) of the agreement.

Consolidated Statements of Operations, page F-3

7. Please revise to indicate that there was net income for 2013 instead of net loss.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Via E-mail
        Diane D. Dalmy, Esq.
        2000 East 12th Avenue, Suite 32/10B
        Denver, CO 80206